UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file Number 0-10200

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
SEI CAPITAL ACCUMULATION PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
SEI Investments Company
1 Freedom Valley Drive
Oaks, Pennsylvania 19456

Item 4.	Financial Statements and Exhibits.

a) The following Plan financial statements, schedules and reports are attached hereto:
Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits at December 31, 2018 and 2017
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2018 and 2017
Notes to Financial Statements

Supplemental Schedule
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) at December 31, 2018

b) Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

SEI Capital Accumulation Plan
Table of Contents
December 31, 2018 and 2017

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to the Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i* – Schedule of Assets (Held at End of Year)	10

Signature	11

Exhibit

23.1 - Consent of Independent Registered Public Accounting Firm	12

*
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator
SEI Capital Accumulation Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of SEI Capital Accumulation Plan (the Plan) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes(collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018 and 2017, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The Schedule H, Line 4i-Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ KPMG

We have served as the Plan’s auditor since 2014.
Philadelphia, Pennsylvania
June 21, 2019

SEI Capital Accumulation Plan
Statements of Net Assets Available for Benefits
December 31, 2018 and 2017

Assets	2018	2017
Investments
Investments, at fair value	$480,889,380	$508,741,776
Receivables
Employer contributions	407,176	332,632
Participant contributions	874,725	712,097
Notes receivable from participants	4,153,972	4,300,509
Due from broker for securities sold	461,520	118,543
Dividends	232,879	195,601
Total receivables	6,130,272	5,659,382
Total assets	487,019,652	514,401,158
Liabilities
Due to broker for securities purchased	461,520	118,543
Total liabilities	461,520	118,543
Net assets available for benefits	$486,558,132	$514,282,615

The accompanying notes are an integral part of these financial statements.

SEI Capital Accumulation Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2018 and 2017

(Losses) additions to net assets attributed to:	2018	2017
Investment (loss) income
Net (depreciation) appreciation in fair value of investments	$(48,958,385)	$74,710,679
Dividends	862,942	1,139,033
Total investment (loss) income	(48,095,443)	75,849,712

Interest income on notes receivable from participants	212,108	189,828

Contributions:
Participants	24,355,240	21,278,809
Employer	12,434,509	11,006,615
Rollovers	1,497,352	917,948
Total contributions	38,287,101	33,203,372
Total (losses) additions	(9,596,234)	109,242,912

Deductions:
Benefits paid to participants	18,092,060	14,324,556
Administrative expenses	36,189	35,866
Total deductions	18,128,249	14,360,422
Net (decrease) increase	(27,724,483)	94,882,490

Net assets available for benefits:
Beginning of year	514,282,615	419,400,125
End of year	$486,558,132	$514,282,615

The accompanying notes are an integral part of these financial statements.

SEI Capital Accumulation Plan
Notes to the Financial Statements
December 31, 2018 and 2017

1.    Plan Description
The following description of the SEI Capital Accumulation Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Any conflict between the description of the Plan contained herein and the actual Plan document shall be resolved in favor of the Plan document.
General
The Plan is a defined contribution plan that was established effective January 1983 by the Board of Directors of SEI Investments Company (the “Company”). The Plan’s sponsor is the Company. The SEI Capital Accumulation Plan Administration Committee is the administrator (the "Plan Administrator") to the Plan. Wells Fargo Bank, N.A. serves as the Trustee and Custodian to the Plan. The Company amended and restated the Plan effective January 1, 2017 to include an automatic deferral escalation provision of one percent of annual eligible compensation until the participant's deferral percentage reaches five percent of eligible compensation. The Plan has adopted a method under the Internal Revenue Code (“IRC”) for satisfying nondiscrimination requirements through certain plan provisions and notice requirements referred to as the "safe harbor". As a result, the Company made safe harbor matching contributions in 2018 and 2017 equal to 100 percent of the participant's contributions up to three percent of the participant's annual eligible compensation plus 50 percent of the participant's contributions between three and five percent of the participant's annual eligible compensation. The Company retains the right to reduce or suspend the safe harbor contribution under the Plan.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan provides retirement benefits, including provisions for early retirement and disability benefits, as well as a tax-deferred savings feature.
Contributions
An employee will become eligible to join the Plan after the completion of his or her first hour of employment. Certain employees are not eligible to become participants in the Plan. These employees include: union employees, unless the collective bargaining agreement provides for participation, non-resident aliens with no U.S. source income from the Company, leased employees, and employees classified as interns. Individuals designated by their employer as independent contractors are also excluded from participation in the Plan.
Eligible employees with a hire date on or after April 2, 2007 are automatically enrolled in the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan, which consist of registered investment companies, collective investment trusts and the common stock of the Company. Participants invest in the common stock of the Company through a unitized account consisting of common stock and shares of the SEI Daily Income Trust Government Fund in order to maintain a level of liquidity. This unitized account is made available to participants as the SEI Company Stock Fund. A participant-directed brokerage account option is available to allow for investments in certain mutual funds and certain exchange traded funds. A participant may make a rollover contribution to the Plan to the extent permitted under the terms of the Plan document.
All Company contributions are made out of available profits of the Company. The Company’s matching contributions are credited to the participant’s matching contribution account. Contributions are subject to certain IRS limitations.
As of January 1, 1995, participants may no longer make post-tax contributions into the Plan; however, they may withdraw previously contributed post-tax amounts at any time.
Participant Accounts
Each participant account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of the Plan’s earnings (losses) thereon. The Company may also make a profit-sharing contribution that will be allocated among eligible participants in the same proportion that each participant’s compensation bears to the aggregate compensation of all participants. These contributions will be credited to the participant’s profit-sharing account.
Vesting
Participants are immediately vested in their contributions to the Plan and all employer contributions credited to their accounts, plus any earnings (losses) thereon.

SEI Capital Accumulation Plan
Notes to the Financial Statements
December 31, 2018 and 2017

Payment of Benefits
Amounts in participants’ accounts are distributed in the form of installments, a lump-sum amount, or a combination thereof, depending on the applicable circumstances surrounding the distribution, to participants or their beneficiaries upon establishment of an allowable hardship, termination of employment, retirement, death or total disability.
Notes Receivable from Participants
A participant is eligible for a loan amount not to exceed the lesser of $50,000 or 50 percent of the participant’s account balance (excluding the voluntary post-tax contribution account balance) reduced by the highest outstanding loan balance from the Plan during the preceding 12 months. The minimum loan amount is $1,000. The loans are secured by the balance in the participant’s account and bear a reasonable rate of interest as determined by the Plan Administrator. Terms of the loans range from one to five years, except for loans for the purchase of a primary residence, which can have terms of up to 30 years. Principal and interest are paid ratably through bi-weekly payroll deductions. Participant loans outstanding at December 31, 2018 bear interest ranging from 4.25 percent to 9.00 percent. As of December 31, 2018, participant loan maturity dates ranged from 2019 to 2048.

2.    Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared using the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Shares of registered investment companies are reported at their stated net asset value ("NAV") per share. Shares of collective investment trusts are valued based upon the NAV of units owned. Common stock of the Company and exchange traded funds are valued at market value.
Purchases and sales of securities are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Dividends earned are reinvested into additional shares of the respective fund. Interest income is accrued as earned.
The Plan presents, in the accompanying Statement of Changes in Net Assets Available for Benefits, the net appreciation or depreciation in the fair value of its investments, which consists of realized gains and losses, and the change in the unrealized appreciation or depreciation of those investments during the Plan year.
Expenses of the Plan
All administrative costs of the Plan, with the exception of loan fees and fees related to investments in the participant-directed brokerage account, are paid by the Company. The Plan’s investments have investment fees and expenses that are indirectly borne by the Plan and its participants which are charged against the related funds' net asset values.
Notes Receivable from Participants
The Plan classifies participant loans as Notes receivable from participants in the Statements of Net Assets Available for Benefits and measures them at their unpaid principal balance plus any accrued but unpaid interest.
Payment of Benefits
Benefits are recorded when paid.

3.    Fair Value Measurements
The fair value of the Plan’s investments are determined in accordance with a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as

SEI Capital Accumulation Plan
Notes to the Financial Statements
December 31, 2018 and 2017

quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.
The fair value measurement level of the investment within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy:
Registered investment companies
The registered investment companies are valued at NAV in an exchange and active market, which represents the net asset values of shares held by the Plan at year-end. There are no restrictions on participant redemptions of the Plan’s investments in registered investment companies. All of the Plan’s investments in registered investment companies are classified as Level 1 investments.
Collective investment trusts
Collective investment trusts are composed of non-benefit-responsive investment funds that invest in open-end mutual funds and collective investment trusts that have investments in fully-benefit responsive investment contracts. The Plan’s investments in the non-benefit-responsive investment funds are valued based upon the NAV of units owned by the Plan at year-end. The fair value of the Plan’s investments is based on the NAVs of the underlying open-end mutual funds. The fair value of the Plan's interest in the collective investment trusts that have investments in fully-benefit responsive investment contracts is based upon the NAV of units owned by the Plan. There are no restrictions on participant redemptions of the Plan’s investments in collective investment trusts except for equity wash provisions that relate to participant transactions in and out of the PIMCO Stable Income Fund. All of the Plan’s investments in collective investment trusts are classified as Level 1 investments.
Common stock and exchange traded funds
The Plan’s investment in common stock of the Company is held in a unitized account made available to participants as the SEI Company Stock Fund. The Plan's investments in common stock and exchange traded funds are stated at fair value as quoted on nationally recognized securities exchanges on the last business day of the Plan year. The Plan’s investments in common stock and exchange traded funds are classified as Level 1 investments.
The Plan had no investments classified as Level 3 investments at December 31, 2018 or 2017. There were no transfers of investments between levels within the fair value hierarchy during 2018.
The measurement methods as described above may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used as of December 31, 2018.

SEI Capital Accumulation Plan
Notes to the Financial Statements
December 31, 2018 and 2017

The Plan’s investments measured at fair value on a recurring basis was determined using the following inputs:

		Fair Value Measurements at Reporting Date Using
Investments at fair value	December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Registered investment companies:
Fixed income funds	$2,135,662	$2,135,662	$—
Money market funds	986,284	986,284	—
Participant-directed brokerage account (1)	20,494,451	20,494,451	—
Common stock of the Company	32,603,063	32,603,063	—
Collective investment trusts	424,669,920	424,669,920	—
Total investments at fair value	$480,889,380	$480,889,380	$—

		Fair Value Measurements at Reporting Date Using
Investments at fair value	December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Registered investment companies:
Fixed income funds	$1,657,487	$1,657,487	$—
Money market funds	555,781	555,781	—
Participant-directed brokerage account (1)	17,667,431	17,667,431	—
Common stock of the Company	46,852,864	46,852,864	—
Collective investment trusts	442,008,213	442,008,213	—
Total investments at fair value	$508,741,776	$508,741,776	$—
(1) Underlying investments in the participant-directed brokerage account consist of registered investment company mutual funds and exchange traded funds.

4.    Tax Status
The Internal Revenue Service issued determination letters, dated July 19, 2012 and February 14, 2018, each stating that the Plan is designed in accordance with applicable IRC requirements as of that date. The Plan Administrator and the Company’s management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
Accounting principles generally accepted in the United States of America require the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2018 and 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5.    Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of whole or partial termination of the Plan, each participant shall receive a total distribution of his or her account.

SEI Capital Accumulation Plan
Notes to the Financial Statements
December 31, 2018 and 2017

6.    Related Party Transactions
All investments of the Plan, except for non-Company-sponsored investments in the participant-directed brokerage account, are in registered investment companies and collective investment trusts sponsored by affiliates of the Company and common stock of the Company; therefore, these investments and transactions qualify as party-in-interest transactions. The registered investment companies and collective investment trusts investment options pay aggregate advisory, administration and trustee fees to the Company at rates between 0.07 percent and 0.75 percent of the average net assets of the funds. The rates paid by the Plan's investments are the same rates paid by other investors of the share class. Purchases and sales of SEI Investments Company common stock during 2018 totaled $9,279,836 and $6,336,100, respectively. Purchases and sales of SEI Investments Company common stock during 2017 totaled $327,078 and $3,926,083, respectively. The market values of SEI Investments Company common stock were $32,603,063 and $46,852,864 at December 31, 2018 and 2017, respectively. The Plan held 705,694 and 652,002 shares of SEI Investments Company common stock at December 31, 2018 and 2017, respectively. These party-in-interest transactions meet one or more prohibited transaction exemptions applicable to the transaction.
SEI Trust Company (“STC”), a wholly-owned subsidiary of the Company, provides trustee services to the SEI Core Strategies Collective Trust, the SEI Target Date Collective Trust and the PIMCO Stable Income Fund. SEI Investments Distribution Co. (“SIDCO”), SEI Investments Management Corporation (“SIMC”) and SEI Institutional Transfer Agent, Inc. (“SITA”), also wholly-owned subsidiaries of the Company, in their capacity as distributor, manager and transfer agent of the Company-sponsored registered investment companies available in the Plan, provide distribution, investment advisory, administration and transfer agency services, either directly or through their subsidiaries, to the funds. SIMC also provides non-discretionary, fiduciary investment advisory services to the Plan and the applicable Plan fiduciaries.

7.    Risks and Uncertainties
The Plan provides for various investment options including the Company’s common stock, registered investment companies and collective investment trusts that invest in stocks, bonds, fixed-income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

8.    Legal Proceedings
On September 28, 2018, a class action complaint was filed in the United States District Court for the Eastern District of Pennsylvania by Gordon Stevens, individually and as the representative of similarly situated persons, and on behalf of the Plan naming the Company and its affiliated and/or related entities SIMC, SEI Capital Accumulation Plan Design Committee, SEI Capital Accumulation Plan Investment Committee, SEI Capital Accumulation Plan Administration Committee, and John Does 1-30 as defendants (the “Stevens Litigation”). The Stevens Compliant seeks unspecified damages for defendants’ alleged breach of fiduciary duties under ERISA with respect to selecting and monitoring the Plan’s investment options and by retaining affiliated investment products in the Plan.
On May 14, 2019, Plaintiff and SEI filed notice with the court of their collective intent to settle the Stevens Litigation. As of the date of this report, the terms of the settlement have not yet been finalized, and will be subject to court review and approval. Although SEI has agreed to settle this matter in the very early stages of the litigation in order to avoid the high cost of protracted class-action litigation and internal distractions such cases bring, SEI believes its defenses against the Plaintiff’s allegations remain valid.

SEI Capital Accumulation Plan
Notes to the Financial Statements
December 31, 2018 and 2017

9.    Subsequent Event
On April 9, 2019, Wells Fargo Bank, N.A., the Trustee and Custodian to the Plan, announced that it entered into an agreement with Principal Financial Group® to sell its Institutional Retirement & Trust business, which includes its services provided to the Plan. The transaction is expected to close in the third quarter 2019 subject to receipt of required regulatory approval.

Supplemental Schedule
SEI Capital Accumulation Plan
Schedule H Line 4i – Schedule of Assets (Held At End of Year)
December 31, 2018

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Common/Collective Trust:
*	PIMCO Collective Investment Trust II	PIMCO Stable Income Fund	**	$28,603,419
*	SEI Core Strategies Collective Trust	SEI Core Fixed Income Fund	**	22,142,390
		High Yield Bond Fund	**	9,536,135
		SEI Large Cap Fund	**	71,214,376
		SEI Small Cap Fund	**	36,492,876
		SEI S&P 500 Index Fund	**	27,787,705
		U.S. Managed Volatility Fund	**	13,194,684
		Emerging Markets Debt Fund	**	6,138,959
		SEI World Equity ex-US Fund	**	30,188,503
*	SEI Target Date Collective Trust	SEI Retirement Income Fund	**	1,139,951
		SEI Target Date 2010 Fund	**	1,864,939
		SEI Target Date 2015 Fund	**	2,482,502
		SEI Target Date 2020 Fund	**	11,758,183
		SEI Target Date 2025 Fund	**	29,925,123
		SEI Target Date 2030 Fund	**	33,550,326
		SEI Target Date 2035 Fund	**	29,109,130
		SEI Target Date 2040 Fund	**	25,262,083
		SEI Target Date 2045 Fund	**	15,762,277
		SEI Target Date 2050 Fund	**	20,365,568
		SEI Target Date 2055 Fund	**	5,422,077
		SEI Target Date 2060 Fund	**	2,728,714
	Mutual Funds:
*	SEI Institutional Managed Trust
		Real Return Fund	**	2,135,662
		Multi-Asset Accumulation Fund***	**	597,219
*	SEI Daily Income Trust	Government Fund	**	986,284
	Participant-Directed Brokerage Account:
	Charles Schwab & Co.	Participant-Directed Brokerage Account	**	19,897,232
	Common Stock:
*	SEI Investments Company	Common Stock, $.01 par value per share	**	32,603,063

*	Participant loans	Interest rates range from 4.25% to 9.00% with maturity dates from 2019 to 2048	—	4,153,972
				$485,043,352

*	Party-in-interest

**	Historical cost information is not required for participant-directed investments.

***	Held inside the Participant-Directed Brokerage Account
See accompanying Report of Independent Registered Public Accounting Firm.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Form 11-K Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

SEI Capital Accumulation Plan

Date:	June 21, 2019	By:	/s/ Dennis J. McGonigle
Dennis J. McGonigle
Chief Financial Officer